FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 7, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES A PURPORTED CLASS ACTION FILED AGAINST THE COMPANY

Netanya, Israel – June 7, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), announced today that a purported class action lawsuit against the Company and three other cellular operators was filed in the District Court of Tel-Aviv-Jaffa, by an Israeli citizen, in connection with the allegation that the defendants mislead customers who buy accessories for carrying cellular handsets or do not disclose to them  relevant data concerning radiation hazards associated with the usage of accessories for carrying cellular handsets, allegedly contrary to the cellular handsets manufacturers' instructions and warnings and the Israeli Ministry of Health' recommendations.

The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 1 billion (out of a total sum of approximately NIS 2.7 billion against all defendants), substantially all for non monetary damages.

In addition, the plaintiff notes his intention to seek interim remedies to prevent further sale of such accessories by the defendants or to require them to take necessary precautionary measures, including by complying with alleged disclosure duties and by ceasing alleged misleading, if the defendants would not do so voluntarily within 15 days, given, among others, the International Agency for Research on Cancer's press release dated May 31, 2011, classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancerl, associated with wireless phone use.

At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.395 million subscribers (as at March 31, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 7, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel